UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Amendment No. 5

Under the Securities Exchange Act of 1934

Whitehall Jewellers, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

965063100
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd.
4th Floor
Wilkes Barre, Pennsylvania 18702
(570) 822-6277
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 1, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005, as amended (the “Statement”), by and on behalf of Seymour Holtzman, SH Independence, LLC (“Independence”), Holtzman Financial Advisors, LLC (“Advisors”) and Holtzman Opportunity Fund, L.P. (“Opportunity”) with respect to the shares of common stock, par value $.001 per share (the “Common Stock”), of Whitehall Jewellers, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

ITEM 4.      PURPOSE OF TRANSACTION.

The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

On February 1, 2006, (i) the Investors and the Issuer terminated the Purchase Agreement, (ii) the Issuer entered into an amended and restated Credit Agreement, dated as of February 1, 2006, with PWJ Lending and Opportunity (the “Amended and Restated Credit Agreement”) and (iii) WJ Holding Corp. (“WJ Holding”), WJ Acquisition Corp. (“WJ Acquisition”), Prentice, Opportunity and the Issuer entered into an Agreement and Plan of Merger, dated as of February 1, 2006 (the “Merger Agreement”). Pursuant to the Merger Agreement, the Investors, WJ Holding (a newly formed corporation, the capital stock of which is owned 75% by Prentice and 25% by Opportunity) and WJ Acquisition ( a newly formed corporation wholly owned by WJ Holding) agreed, among other things, subject to the terms and conditions provided in the Merger Agreement, to commence a tender offer to pay all Issuer stockholders (other than the Reporting Persons, Prentice and their respective affiliates) $1.60 for each share of Common Stock duly tendered to WJ Acquisition and not withdrawn, and thereafter to complete a contemplated merger of WJ Acquisition with and into the Issuer, pursuant to which all non-tendering Issuer stockholders (other than the Reporting Persons, Prentice and their respective affiliates) would receive $1.60 per share. Pursuant to the Amended and Restated Credit Agreement, the Investors agreed, subject to the terms and conditions set forth therein, to extend the term of the $30 million bridge loan previously made to the Issuer on October 3, 2005 pursuant to the Credit Agreement, and provide an additional $20 million term loan which would be used for working capital and general corporate purposes. The foregoing descriptions of the Merger Agreement and the Amended and Restated Credit Agreement are qualified in their entirety by reference to such agreements which are incorporated herein by reference to Exhibits 99.10 and 99.11, respectively.

On January 26, 2006, Newcastle and JWL Acquisition Corp. (“JWL”) filed an amended complaint (the “Amended Complaint”) in the United States District Court for the Southern District of New York against the Issuer, Prentice, Opportunity and SAC Capital Advisors, LLC (“SAC”). The Amended Complaint withdraws the previous Section 14(a) claim against the Issuer, Prentice and Opportunity. The Amended Complaint asserts, among other things, new claims under Section 13(d) of the Act against SAC, and against Prentice and Opportunity under Section 10(b) of the Act. Newcastle and JWL are seeking, among other things, injunctive relief with respect to those additional claims.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

           Following the termination of the Purchase Agreement and the entry into the Merger Agreement, the Issuer is no longer obligated under the Purchase Agreement to issue to Opportunity the Notes or the shares of Common Stock potentially issuable upon conversion of the Notes.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.10	Agreement and Plan of Merger, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., Prentice Capital Management, LP, Holtzman Opportunity Fund, L.P., WJ Holding Corp. and WJ Acquisition Corp. (incorporated by reference to Exhibit 2.1 on Form 8-K filed by the Issuer on February 3, 2006).

Exhibit 99.11	Amended and Restated Bridge Term Loan Credit Agreement, dated as of February 1, 2006, by and among Whitehall Jewellers, Inc., PWJ Lending LLC and Holtzman Opportunity Fund, L.P. (incorporated by reference to Exhibit 10.1 on Form 8-K filed by the Issuer on February 3, 2006).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2006

/s/ Seymour Holtzman
Seymour Holtzman

SH INDEPENDENCE, LLC

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Managing Member

HOLTZMAN FINANCIAL ADVISORS, LLC
By: SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Manager

HOLTZMAN OPPORTUNITY FUND, L.P.

By: Holtzman Financial Advisors, LLC, its General Partner

By: SH Independence, LLC, its Managing Member

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: Manager